#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

January 6, 2005

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated January 5, 2005 with accompanying Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

January 5, 2005

Item 3 News Release

January 5, 2005 – Vancouver, British Columbia

A news release was issued through CCN Matthews on January 5, 2005 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation reported that 50% owned Huckleberry Mines Ltd. has identified a new potential deposit on its 1,825 hectare property located approximately 123 kilometres southwest of Houston, British Columbia. The new copper-molybdenum zone, referred to as the Northwest Target, is directly north of the Huckleberry Main Zone Pit and easily accessible from the minesite.

Item 5 Full Description of Material Change

Imperial Metals Corporation reported that 50% owned Huckleberry Mines Ltd. has identified a new potential deposit on its 1,825 hectare property located approximately 123 kilometres southwest of Houston, British Columbia. The new copper-molybdenum zone, referred to as the Northwest Target, is directly north of the Huckleberry Main Zone Pit and easily accessible from the minesite. Drilling highlights include:

Drill Hole #	Total Length (m)	Metre Interval from	-	Metre Interval to	Interval Length	Copper %	Mo %
04-306	300.5	90.0	-	300.5	210.5	0.50	0.004
04-308	196.3	0.0	-	165.0	165.0	0.35	0.043
04-311	300.8	30.0	-	180.0	150.0	0.42	0.006
04-314	321.6	5.0	-	270.0	265.0	0.54	0.006
04-316	186.5	87.5	-	177.5	90.0	0.51	0.008

An accompanying drill plan and drill summary can be viewed on the Company's website.

Further exploration will be carried out in 2005 to expand the Northwest Target. Peter L. Ogryzlo, M.Sc., P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the diamond drill program. Assays were performed in the assay laboratory at the Huckleberry Mine. Duplicate analyses of selected diamond drill samples were also performed by ALS Chemex Laboratories of North Vancouver.

Imperial owns 50% of the shares of Huckleberry Mines Ltd. with the other 50% owned by a consortium consisting of Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co., collectively known as the "Japan Group". The Huckleberry mine was commissioned in 1997 and built at a capital cost of approximately $142 million. The mill has a processing capacity of 21,000 tonnes of ore per day. Ore is mined with standard open-pit truck and shovel equipment, and processed through a SAG/ball mill circuit producing a copper concentrate and molybdenum concentrate. The current reserves at Huckleberry have an estimated mine life of 3.5 years.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 5th day of January, 2005.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

#82-34714

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Huckleberry Mines Ltd. Exploration Program Identifies New Potential Deposit

Vancouver (January 5, 2005) - **Imperial Metals Corporation (III-TSX)** reports that 50% owned Huckleberry Mines Ltd. has identified a new potential deposit on its 1,825 hectare property located approximately 123 kilometres southwest of Houston, British Columbia. The new copper-molybdenum zone, referred to as the Northwest Target, is directly north of the Huckleberry Main Zone Pit and easily accessible from the minesite. Drilling highlights include:

Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Mo %
04-306	300.5	90.0	-	300.5	210.5	0.50	0.004
04-308	196.3	0.0	-	165.0	165.0	0.35	0.043
04-311	300.8	30.0	-	180.0	150.0	0.42	0.006
04-314	321.6	5.0	-	270.0	265.0	0.54	0.006
04-316	186.5	87.5	-	177.5	90.0	0.51	0.008

An accompanying drill plan and drill summary can be viewed on the Company's website.

Further exploration will be carried out in 2005 to expand the Northwest Target. Peter L. Ogryzlo, M.Sc., P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the diamond drill program. Assays were performed in the assay laboratory at the Huckleberry Mine. Duplicate analyses of selected diamond drill samples were also performed by ALS Chemex Laboratories of North Vancouver.

Imperial owns 50% of the shares of Huckleberry Mines Ltd. with the other 50% owned by a consortium consisting of Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co., collectively known as the "Japan Group". The Huckleberry mine was commissioned in 1997 and built at a capital cost of approximately $142 million. The mill has a processing capacity of 21,000 tonnes of ore per day. Ore is mined with standard open-pit truck and shovel equipment, and processed through a SAG/ball mill circuit producing a copper concentrate and molybdenum concentrate. The current reserves at Huckleberry have an estimated mine life of 3.5 years.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

HUCKLEBERRY MINES LTD.
NORTHWEST TARGET DRILL SUMMARY

Drill Hole #	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Mo %
04-295	150.0	27.1	-	54.9	27.8	0.39	0.004
		104.8	-	112.3	7.5	0.61	trace
04-296	57.3	44.7	-	57.3	12.6	0.26	0.002
		hole abandoned short of target					
04-297	150.5	5.2	-	53.7	48.5	0.47	0.004
		128.0	-	140.5	12.5	0.65	trace
04-298	169.4	47.5	-	120.0	72.5	0.15	trace
04-299	150.3	39.5	-	40.5	1.0	2.46	trace
04-302	149.4	20.0	-	50.0	30.0	0.55	0.008
04-304	163.1	no significant values					
04-305	126.8	77.5	-	122.5	45.0	0.45	0.004
04-306	300.5	90.0	-	300.5	210.5	0.50	0.004
04-307	172.2	1.5	-	20.0	18.5	0.26	0.004
04-308	196.3	0.0	-	165.0	165.0	0.35	0.043
	incl	40.0	-	87.5	47.5	0.69	0.006
	incl	87.5	-	125.0	37.5	0.24	0.139
04-309	299.9	45.0	-	105.0	60.0	0.46	0.004
04-310	38.4	hole abandoned short of target					
04-311	300.8	30.0	-	180.0	150.0	0.42	0.006
04-312	165.2	77.5	-	137.5	60.0	0.41	0.029
04-313	230.4	minor copper values					
04-314	321.6	5.0	-	270.0	265.0	0.54	0.006
	incl	35.0	-	97.5	62.5	0.79	0.007
04-315	252.1	27.5	-	52.5	25.0	0.32	0.003
04-316	186.5	87.5	-	177.5	90.0	0.51	0.008
04-317	89.9	45.0	-	80.0	35.0	0.30	0.003
04-319	200.3	37.5	-	160.0	122.5	0.30	0.006
04-320	158.5	quality control incomplete					
04-321	153.0	minor copper values					
04-322	266.7	20.0	-	266.7	246.7	0.26	0.010
	incl	75.0	-	135.0	60.0	0.42	0.016
04-323	91.4	50.0	-	70.0	20.0	0.87	0.005
04-324	200.0	67.5	-	97.5	30.0	0.40	0.009
04-328	78.3	22.5	-	65.0	42.5	0.30	trace

Sampling and assaying of diamond drill holes 04-318, 325, 326, 327 and 329-336 are either incomplete or in progress.


N
0 20 40 60 80 100
NWM
NWL
NWK
1200
NWJ
NWI
NWH
NWG
NWF
NWE
NWD
NWC
NWB
14600N
12800E
rock fill
Main Zone Pit
partially backfilled
Huckleberry Mines Limited
Northwest Target
Diamond Drill Holes
P.L. Ogryzlo
Scale 1:5000 November 23, 2004